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                                       HUDSON GENERAL CORPORATION
                                       111 GREAT NECK ROAD
                                       POST OFFICE BOX 355
[HUDSON LOGO]                          GREAT NECK, NY 11022-0355
                                       (516) 487-8610 TWX
                                       5102212186
                                       FAX (516) 487-4855
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                                                               February 19, 1999

Dear Stockholder:

     On behalf of the Board of Directors of Hudson General Corporation (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger, dated as of February 15, 1999 (the "Merger Agreement"), with GLGR Acquisition Corporation ("Purchaser"), an indirect wholly-owned subsidiary of GlobeGround GmbH which, in turn, is an indirect wholly-owned subsidiary of Deutsche Lufthansa AG ("Lufthansa"). Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer (the "Offer") to purchase all outstanding shares of common stock of the Company (the "Shares") at a price of $76.00 per Share, net to the seller in cash, without interest. The Offer is conditioned upon, among other things, the approval of the Supervisory Board of Lufthansa and the tender of at least a majority of the Shares on a fully diluted basis. The transaction has been approved by the Executive Board of Lufthansa.

     Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share will be converted into the right to receive $76.00 in cash, subject to dissenters' rights.

     YOUR BOARD OF DIRECTORS, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS CONSISTING OF THREE INDEPENDENT, UNAFFILIATED DIRECTORS (THE "SPECIAL COMMITTEE"), HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY AND THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Special Committee and Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed today with the Securities and Exchange Commission, including, among other things, the written opinion of Allen & Company Incorporated, the Special Committee's financial advisor, that the $76.00 per Share to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

     Important information with respect to the Board of Directors' decision and the background of the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

     In addition to the attached Schedule 14D-9, also enclosed is Purchaser's Offer to Purchase, dated February 19, 1999, together with related materials, including a Letter of Transmittal to be used for tendering Shares in the Offer. These documents set forth the terms and conditions of the Offer and provide instructions on how to tender your Shares. I urge you to read and consider the enclosed materials carefully before making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                          JAY B. LANGNER SIGNATURE
                                          Jay B. Langner
                                          Chairman of the Board and Chief
                                          Executive Officer